UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

                                                                                                                                                                                                                          Page

Report of Independent Registered Public Accounting Firm                                                                                                                        1

Statements of Net Assets Available for Benefits                                                                                                                                          2

Statements of Changes in Net Assets Available for Benefits                                                                                                                     3

Notes to Financial Statements                                                                                                                                                                       4-10

Schedule H – Schedule of Assets Held at End of Year                                                                                                                                11

Signatures                                                                                                                                                                                                            12

Index of Exhibits                                                                                                                                                                                                 13

Note:  The accompanying financial statements have been prepared for the purpose of filing with      Form 5500.  Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the
Vectren Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for each of the years in the three year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

                                                                                  /s/ McGladrey & Pullen LLP
                                      McGLADREY & PULLEN LLP

Peoria, Illinois,
June 25, 2008

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	At December 31,
(in thousands)	2007	2006

ASSETS
Cash and cash equivalents	$-	$24

Investments, at fair value
Mutual funds	107,801	96,420
Vectren Corporation Common Stock Fund	26,079	27,413
Common trust fund - fully benefit responsive investment contracts	18,118	17,448
Participants’ loans	2,840	3,084

Total investments	154,838	144,365

Net assets available for benefits, at fair value	154,838	144,389

Adjustment from fair value to contract value for investments in common trust fund, related to fully benefit responsive
investment contracts	(106)	150

NET ASSETS AVAILABLE FOR BENEFITS	$154,732	$144,539

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	Year Ended December 31,
(in thousands)	2007	2006	2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend, interest, and other income	$9,100	$6,499	$5,240
Net appreciation/(depreciation) of investments	(564)	8,810	981
Total investment income	8,536	15,309	6,221

Contributions:
Employee	8,539	8,260	7,413
Employer	3,907	3,693	3,420
Total contributions	12,446	11,953	10,833

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distribution of benefits to participants	(10,777)	(12,029)	(7,020)
Fees paid to trustee	(12)	(7)	(4)
Total deductions	(10,789)	(12,036)	(7,024)

Net increase	10,193	15,226	10,030

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year	144,539	129,313	119,283

End of year	$154,732	$144,539	$129,313

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

a.	General

The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company’s Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

With the exception of Miller Pipeline Corporation and Energy Systems Group, Inc., all of Vectren’s wholly owned subsidiaries participate in the Plan.

b.  Participation

Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of Period Service, as defined in the Plan document.

Bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan on the applicable coverage date as defined in the Plan.  Bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Service, as defined in the Plan document.

Each participant’s account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets, and expenses directly related to investment transactions.  Adjustments are based on participant earnings or account balances, as defined.

c.	Contributions and Vesting

Contributions are subject to limitations as defined in the Internal Revenue Code and are invested in 5 percent increments in the Vectren Corporation Common Stock Fund, a common trust fund, and twenty-one mutual funds.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the amended and restated plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004 automatically have 3 percent of their eligible compensation contributed to the Plan.  Such contributions are invested in fund options that consider the participants’ estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay and any guaranteed annual payment earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.  All participant contributions are fully vested.

Non-Bargaining Employees
Generally, the Company matches 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000 declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren’s nonregulated operations also do not receive the additional 3 percent contribution.  Participants vest ratably in 20 percent increments over five years in employer contributions.

Bargaining Unit Employees
The Company’s matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 4 percent or 5 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.  Participants vest ratably in 20 percent increments over five years, except for non-matching contributions which vest after five years of service.

d.	Distributions

Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are valued at $5,000 or less.  If benefits are $5,000 or less, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

e.   Forfeited Accounts and Excess Contributions

Forfeited non-vested accounts are used to reduce future employer contributions.  At December 31, 2007 and  2006, the amount of forfeited non-vested accounts was not significant.  Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them when the Plan fails discrimination testing.  Such excess contributions during the years presented have not been significant.

f.	Withdrawals While Employed

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.

Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The distribution can be the amount necessary to satisfy the immediate financial need of the participant and is only available after the participant has obtained all other distributions and loans available under the Plan.

g.	Participant Loans

The Plan allows eligible participants to borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Each loan shall bear interest at the Prime rate plus 1 percent as determined by the Plan and is collateralized by the participant’s remaining balance in his/her account.  The loan repayment period shall not be less than 1 year or greater than 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.  Each participant for whom a loan is approved is charged a $50 fee which is deducted from the participant's account and is paid to the Plan Trustee.

A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, shall be reapplied to the participant’s account and reinvested in the applicable fund based on the participant’s current election.

h.	Party-in-Interest Transactions

The Plan invests in shares of mutual funds and a common trust fund managed by T. Rowe Price (the Trustee) and invests in shares of common stock of the Plan’s sponsor, Vectren.  Loan origination fees paid by participants of the Plan to T. Rowe Price amounted to $5,400, $5,650 and $4,400 for the years ended December 31, 2007, 2006 and 2005, respectively.  Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

i.	Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants’ accounts shall become fully vested and non-forfeitable.

j.	Voting Rights of Vectren Corporation Common Stock Fund Participants

Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

b.   Investments

Investments are stated at fair value using quoted market prices or other forms of third party support.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end.  Participant loans are valued at cost which approximates fair value.

Fully benefit-responsive contracts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which the plan adopted in 2006.  Contract value is cost plus accrued income minus redemptions.  Fair value for fully benefit responsive contracts is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued.

Investment transactions are reported on the trade date and are participant directed.

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate and market volatility risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

c.   Distributions

Distributions of benefits to withdrawing participants are recorded when paid.

d.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

e.     Impact of New Financial Accounting Standards

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157).  SFAS defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  SFAS 157 is effective for the Plan on January 1, 2008, and therefore impacts next year’s financial statements.  The adoption of SFAS 157 is not expected to have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.  The Plan is assessing the impact SFAS 157’s adoption will have on disclosure.

3.  INVESTMENTS

The following table presents the fair value of investments at December 31, 2007 and 2006, respectively.  Investments that represent 5% or more of the Plan's net assets are separately identified.

(in thousands)		2007	2006

1)	Vectren Corporation Common Stock Fund	$26,079	$27,413
1)	T. Rowe Price
3)	Stable Value Common Trust Fund	18,118	17,448
	Equity Income Fund	17,798	18,204
	Growth Stock Fund	14,428	13,104
	Balanced Fund	13,012	12,451
2)	Other investments less than 5% of net assets	62,563	52,661
	Participants' loans	2,840	3,084

	Total investments	$154,838	$144,365

1)	A party-in-interest to the Plan

2)
T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $0 and $4,805 in TRP’s International Stock Fund, $298 and $255 in TRP’s Retirement 2005 Fund, $4,796 and $3,572 in TRP’s Retirement 2010 Fund, $5,705 and $3,755 in TRP’s Retirement 2015 Fund, $6,604 and $4,902 in TRP’s Retirement 2020 Fund, $3,954 and $2,970 in TRP’s Retirement 2025 Fund, $3,165 and $2,358  in TRP’s Retirement 2030 Fund,  $1,383 and $742 in TRP’s Retirement 2035 Fund, $2,365 and $1,587  in TRP’s Retirement 2040 Fund, $753 and $317 in TRP’s Retirement 2045 Fund, $8 and $0 in TRP’s Retirement 2050 Fund, $1 and $0 in TRP’s Retirement 2055 Fund, $77 and $509 in TRP’s Retirement Income Fund and $6,310 and $6,565 in TRP’s Equity Index 500 Fund, as of December 31, 2007 and 2006, respectively.

3)
The TRP Stable Value Common Trust Fund is stated at fair value for all years presented.  The contract value of the TRP Stable Value Common Trust Fund was $18,012 and $17,598 at December 31, 2007 and 2006, respectively.

During the years ended December 31, 2007, 2006 and 2005, the Plan's investments (including realized and unrealized gains and losses on investments) appreciated/(depreciated) in value as follows:

(in thousands)	2007	2006	2005

Mutual Funds and Common Trust Fund	$(1,258)	$7,723	$569
Vectren Corporation Common Stock Fund	694	1,087	412

Total appreciation/(depreciation)	$(564)	$8,810	$981

4.	TAX STATUS

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the 2003 determination letter.  In the opinion of the Investment Committee, the Plan is currently designed, and continues to operate, in a manner that qualifies it under Internal Revenue Code Section 401(a) and, therefore, is exempt from income taxes under the provisions of Internal Revenue Code Section 501(a).  Accordingly, no provision for Federal income taxes has been made.

5.	BENEFIT RESPONSIVE INVESTMENT CONTRACT

The Plan has a benefit responsive investment contract with T Rowe Price in relation to the T Rowe Price Stable Value Common Trust Fund (the Common Trust Fund).  The Common Trust Fund maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The Common Trust Fund is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants.

The fair value of the Common Trust Fund investment is different from the value at which Plan participants purchase and sell Common Trust Fund units or engage in other permitted transactions.  The value at which Plan participants initiate Common Trust Fund transactions is called “contract value.”  Contract value, rather than fair value, is therefore the relevant financial statement measure for the Common Trust Fund, and the fair value of the Common Trust Fund has been adjusted to its contract value in these financial statements.  Certain events, however, could limit the Common Trust Fund’s ability to transact at contract value with Plan participants; however, those events are not considered probable by the Plan Sponsor.

Because the Common Trust Fund initiates transactions at fair value and values its ending assets at fair value, but transacts with Plan participants at contract value, it is possible for returns credited to Plan participants to differ from the Common Trust Fund’s actual return.  However, as of December 31, 2007 and 2006, the Plan’s average yield credited to participants was 4.89 percent and 4.68 percent, respectively, and was consistent with the Common Trust Fund’s yield based on actual earnings.

6.	RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500 follows:
	At December 31,
(in thousands)	2007	2006

Net assets available for benefits per the financial statements	$154,732	$144,539
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	106	(150)

Net assets available for benefits per the Form 5500	$154,838	$144,389

A reconciliation of net investment income per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500 follows:
	At December 31,
(in thousands)	2007	2006

Net investment income per the financial statements	$8,536	$15,309
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	256	(150)

Net investment income per the Form 5500	$8,792	$15,159

SCHEDULE H
VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2007

EIN (35-2086905)
(in thousands)
Identity of Issuer, Borrower, Lessor, or Similar Party		Current Value

1)	Vectren Corporation Common Stock Fund	$26,079

1)	T. Rowe Price Stable Value Common Trust Fund	18,118

	Mutual Funds
1)	T. Rowe Price
	Equity Income Fund	17,798
	Growth Fund	14,428
	Balanced Fund	13,012
	Retirement 2020 Fund	6,604
	Equity Index 500 Fund	6,310
	Retirement 2015 Fund	5,705
	Retirement 2010 Fund	4,796
	Retirement 2025 Fund	3,954
	Retirement 2030 Fund	3,165
	Retirement 2040 Fund	2,365
	Retirement 2035 Fund	1,383
	Retirement 2045 Fund	753
	Retirement 2005 Fund	298
	Retirement Income Fund	77
	Retirement 2050 Fund	8
	Retirement 2055 Fund	1

	Trendstar Investment Trust Small Cap Fund	6,320

	PIMCO Total Return Fund	6,490

	William Blair INTL Growth Fund	5,674

	Dodge&Cox International Stock Fund	4,387

	Boston Co Small Cap Value Fund	4,273

	Participants' loans, interest rates from 5.0% to 10.0%	2,840

	Total assets held at end of year	$154,838

1) Party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

Dated June 27, 2008

                                                                                          /s/ Robert L. Goocher
                                                  Robert L. Goocher, Vice President and
                                                  Treasurer of Vectren Corporation and
                                                  Chairman of the Vectren Corporation
                                                  Investment Committee

Vectren Corporation Retirement Savings Plan
2007 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm